EXHIBIT 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
SXC Health Solutions Corp:
We consent to the incorporation by reference in the registration statements (No. 333-145450, 333-145449 and 333-136402) on Form S-8 of SXC Health Solutions Corp (the “Company”) of our reports dated March 14, 2008, with respect to the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007, and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 annual report on Form 10-K of SXC Health Solutions Corp.
Our audit report in the consolidated financial statements refers to a change in accounting for income tax uncertainties.
/s/KPMG LLP, Licensed Public Accountants
Toronto, Ontario
March 14, 2008